NET ROADSHOW VIDEO NOW AVAILABLE FOR URANUIM TRADING CORPORATION

October 29, 2018. Uranium Trading Corporation is pleased to announce that we have completed our net roadshow video for our upcoming initial public offering. Link to the roadshow may be found below.

www.netroadshow.com/nrs/home/#!/?show=1224aa85

In addition we will be scheduling phone presentations with the firm’s executives the week of October 29. The roadshow itself will tentatively commence November 5th and conclude on November 14th before the expected pricing date of November 15. The roadshow will tentatively cover approximately 20 cities across the US, UK, and Canada. If you would like to schedule a phone call or receive the dates about our upcoming group lunches and roadshow meetings, please click here and provide us with your contact information.

UTC has been established to provide investors a vehicle to invest in what we believe will be the future price appreciation of uranium, as well as, facilitating the trading of uranium between miners, utilities, and financial intermediaries, thereby capitalizing on opportunities we believe to be present in the illiquid and private uranium marketplace. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor offers to buy be accepted prior to the time the registration statement becomes effective. This transmission shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

An application has been filed to list Uranium Trading Corporation on the NYSE American under the ticker symbol UTC (NYSE:UTC).

U.S. SECURITIES AND EXCHANGE COMMISSION LEGEND

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. The prospectus in that registration statement is available on this site and may be printed. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get a copy of the preliminary prospectus at https://www.sec.gov/Archives/edgar/data/1750407/000149315218014837/form424a.htm. Alternatively, you can obtain a copy of the prospectus after filing by calling the underwriter.

SEC Information

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor offers to buy be accepted prior to the time the registration statement becomes effective. This transmission shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

Roadshow Conditions

THE PRINTING, COPYING, DOWNLOADING, OR DISTRIBUTION OF ANY ROADSHOW MATERIAL IS NOT PERMITTED.

INDUSTRY VETERANS COMBINE FORCES TO CREATE A URANIUM TRADING PLATFORM

October 5, 2018. Industry icons David Berklite and Markus Kemmerer today announced the formation of Uranium Trading Corporation (“UTC” or the “Company”). UTC has been established to provide investors a vehicle to invest in what we believe will be the future price appreciation of uranium, as well as, facilitating the trading of uranium between miners, utilities, and financial intermediaries, thereby capitalizing on opportunities we believe to be present in the illiquid and private uranium marketplace. Concurrent with this announcement, UTC has filed an S-1 registration with the Securities and Exchange Commission (SEC) for an initial public offering in the amount of $50 million. An application has been filed to list Uranium Trading Corporation on the NYSE American under the ticker symbol UTC (NYSE:UTC).

In addition, UTC has entered into a purchase contract to purchase up to two million pounds of uranium for the entire amount of the expected capital raise at a 1.5% discount to market. This discount is expected to more than cover all the costs of the initial public offering. “We are excited to announce the formation of UTC as we believe the market trends for uranium remain positive” David Berklite, CEO of Uranium Trading Corporation said. “There is no liquid financial market in the United States that allows investors to participate in the ownership of uranium, and we are pleased to be able to bring a product to market that gives investors the opportunity to participate directly in this market.”

“The persistence of historically low prices for uranium over the past several years has caused trading in this market to take place in the spot market as opposed to historical forward market purchases,” Markus Kemmerer, CFO of Uranium Trading Corporation stated. “This has created the opportunity for a financial intermediary to assist in the trading of uranium on an agency basis. We are pleased to provide a unique trading operation structured to take advantage of this enormous market opportunity”.

Mr. Berklite is a Co-Founder of Uranium Trading Corporation with over 30 years of experience in the Uranium industry. Prior to UTC, Mr. Berklite spent 5 years at ConverDyn as VP in charge of business development. Prior to joining ConverDyn, Mr. Berklite was the Director of Business Development for Cameco/Nukem, responsible for developing new opportunities in the nuclear fuel cycle and the management of the Uranium Recovery Business. Prior to joining Cameco, Mr. Berklite served as VP of Westinghouse Electric Corporation, where he was responsible for nuclear fuel procurement requirements, and the nuclear transport and new fuel container development programs. Mr. Berklite previously worked at Uranium Asset Management (a subsidiary of British Nuclear Fuels, Ltd.), where he was responsible for supplying the UK reactor requirements. Mr. Berklite began his career in 1985 as a Nuclear Engineer at Arkansas Power and Light Co. Mr. Berklite received a B.S. degree in Nuclear Engineering from Mississippi State University and an M.B.A. degree from Millsaps College.

Mr. Kemmerer is a Co-Founder of Uranium Trading Corporation with over 15 years of experience in the Uranium industry. Prior to UTC, Mr. Kemmerer, served as VP of Trading and Strategy as well as on the Board of the Nukem Trading division for Cameco Corp. Responsibilities included chief of trading for nuclear fuel components as well as the development of a risk management framework. He procured and sold $B’s worth of Uranium products. Prior to Nukem/Cameco, Mr. Kemmerer focused on decentralized power generation technologies with RWE Fuel Cells GmbH. Mr. Kemmerer began his career at Metallgesellschaft AG in Frankfurt, where he traded Aluminum, Zinc, Copper, and Alumina. Mr. Kemmerer holds a B.Sc. and M.Sc. in Industrial Engineering and Management from the Technical University of Darmstadt, Germany, and graduated with a B.A. in Business Administration from the Hessische Berufsakademie in Frankfurt, Germany.

About Uranium Trading Corporation

Uranium Trading Corporation is a U.S.-based uranium trading company for trading on the spot and forward markets. The Company provides a vehicle for interested investors to invest in opportunities presented by the civil uranium market. The Company’s approach is two-fold. First, UTC plans to provide a pathway for investors to efficiently benefit from the ownership of uranium stored at licensed facilities, with the goal of achieving capital appreciation as a result of price increases due to expected future fundamental supply and demand imbalances. Second, the Company plans to actively pursuing the proprietary trading opportunities presented by an inefficient marketplace.

About the Offering

B. Riley FBR is acting as sole book-running manager and underwriter for the proposed offering.

The proposed offering will be made only by means of a prospectus. A copy of the preliminary prospectus relating to the offering may be obtained from: B. Riley FBR, Inc., Attention: Prospectus Department, 1300 17th Street N., Suite 1700, Arlington, VA 22209, or by telephone at (800) 846-5050 or by email at prospectuses@brileyfbr.com.

Link to the S-1 filing is as follows:

https://www.sec.gov/Archives/edgar/data/1750407/000149315218014189/forms-1.htm

This communication is not an offer to sell any securities nor solicitation of an offer to buy any securities. An indication of interest is non-binding and may be withdrawn at any time. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

For more information visit www.uraniumtrading.com or email at ir@uraniumtrading.com

If you would like to request more information, please click here.